AH
4/2/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02022190

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED MAR 1 1 2002 WASH. D.C. 354 SECTION

SEC FILE NUMBER
8- 52256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

PORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

ME OF BROKER-DEALER: Golden Fortunes Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

DRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 Rooney Court
(No. and Street)

East Brunswick (City) NJ (State) 08816 (Zip Code)

AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Lee (732)967-8838
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

DEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wei Wei & Co., LLP
(Name — *if individual, state last, first, middle name*)

133-10 39th Avenue (Address) Flushing (City) NY (State) 11354 (Zip Code)

HECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
P

PROCESSED
APR 0 4 2002
THOMSON FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

C 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH
4/2/2002

OATH OR AFFIRMATION

I, CHARLES LEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golden Fortunes Securities, Inc, as of Dec 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Charles Lee
Signature

President
Title

[signature]
Notary Public

CHRISTOPHER CZUBATI
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Apr 26, 2004

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDEN FORTUNES SECURITIES, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

CONTENTS

WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445 6308
FAX. (718) 445 6309

LONG ISLAND
183 SOUTH BROADWAY
SUITE 302
HICKSVILLE, NY 11801
TEL. (516) 931 5399
FAX. (718) 445 6309

• WASHINGTON, DC
606 SEVENTH ST., S.W.
WASHINGTON, DC 20024
TEL. (202) 479 0744
FAX. (202) 479 4218

INDEPENDENT AUDITORS' REPORT

Board of Directors and
Stockholders of
Golden Fortunes Securities, Inc.

We have audited the accompanying statement of financial condition of Golden Fortunes Securities, Inc. (the "Company") as of December 31, 2001, and the related statements of operations, cash flows and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Golden Fortunes Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule g listed in the accompanying table of contents is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

WEI WEI & CO., LLP

The statement of operations for the year ended December 31, 2000 is presented for comparative purposes only and was extracted from the financial statements of Golden Fortunes Securities, Inc. for that year, on which we expressed an unqualified opinion, dated February 18, 2002.

Wei Wei & Co. LLP

February 18, 2002

GOLDEN FORTUNES SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
Cash	$	104,673
Prepaid expenses		1,088
TOTAL ASSETS	$	105,761
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	4,927
Total current liabilities		4,927
COMMITMENTS AND CONTINGENCIES *(Note 5)*		-
STOCKHOLDERS' EQUITY:		
Common stock, without par value; authorized 200 shares; 28 shares issued and 12 shares outstanding		280,000
Accumulated deficit		(42,924)
Less treasury stock, 16 shares at cost		(136,242)
Total stockholders' equity		100,834
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	105,761

See accompanying notes to financial statements.

WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445 6308
FAX. (718) 445 6309

February 23, 2002

US Securities and Exchange Commission
Principal Office
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

In order that our client, Golden Fortunes Securities, Inc. may comply with your filing requirements, we are enclosing the following reports:

- One copy of the Financial Statements and Supplemental Schedule for the year ended December 31, 2001, together with our report dated February 18, 2002 and Supplemental Report on Internal Control Structure dated February 18, 2002.

- A separately bound financial statement for the year ended December 31, 2001 with Supplemental Report on Internal Control Structure dated February 18, 2002.

Sincerely,

Liren Wei, CPA
Partner

Enclosure